Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name	Where Incorporated
Berg General Partner Corp.	British Columbia, Canada
Berg Metals Limited Partnership	British Columbia, Canada
Blue Pearl Mining Inc.	British Columbia, Canada
Cyprus Thompson Creek Mining Company	Nevada, USA
Highlands Ranch, LLC	Colorado, USA
Howards Pass General Partner Corp.	British Columbia, Canada
Howards Pass Metals Limited Partnership	British Columbia, Canada
Langeloth Metallurgical Company LLC	Pennsylvania, USA
Long Creek Mining Company	Nevada, USA
Maze Lake General Partner Corp.	British Columbia, Canada
Maze Lake Metals Limited Partnership	British Columbia, Canada
Mt. Emmons Moly Company	Colorado, USA
Patent Enforcement and Royalties of New Jersey, Ltd.	New Jersey, USA
Terrane Metals Corp.	British Columbia, Canada
Thompson Creek Metals Company USA	Colorado, USA
Thompson Creek Mining Co.	Colorado, USA
Thompson Creek Mining Ltd.	Yukon, Canada
Thompson Creek Services ULC	British Columbia, Canada
Thompson Creek UK Limited	United Kingdom